Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

RECEIVED
2006 OCT 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017784

SUPPL

October 26, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letter dated October 26, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

dlw 10/30

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 26, 2006

Mr. S. Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2006 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated October 19, 2006, we wish to inform you that at the Board Meeting held today, i.e. October 26, 2006, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2006.

A copy of the Media Release being issued by the Company is attached, which may be kindly noted.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

Vmohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

NSDL MUMBAI RECEIVED TW 4th Floor Dispatch 26 OCT 2006 Contents Not Verified

576500

576500

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

RELIANCE CAPITAL LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended			Half Year Ended			Year Ended
		30-Sep-06	30-Sep-05	% Change	30-Sep-06	30-Sep-05	% Change	31-Mar-06 (Audited)
1	Income from Operations	222.66	181.24	23%	355.07	246.82	44%	651.76
2	Other Miscellaneous Income	0.18	0.04		0.18	0.05		0.26
3	Total Expenditure							
	a) Staff Cost	15.97	0.14		24.04	0.37		10.32
	b) Professional Fees	2.19			4.15			10.94
	c) Other expenditure	12.81	2.74		23.21	3.31		11.76
4	Interest & Finance Charges	5.24	10.27		11.76	37.75		45.20
5	Depreciation	1.48	6.71		2.93	13.40		23.19
6	Profit before Tax (1+2-3-4-5)	185.14	161.42		289.17	192.04		550.61
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	18.00	4.00		27.50	5.00		13.00
	Deferred Tax	-	-		-	-		-
8	Net Profit after Tax (6 - 7)	167.15	157.42	6%	261.67	187.04	40%	537.61
9	Paid-up Share Capital Equity Share of Rs.10 each	224.46	207.90		224.46	207.90		223.40
10	Reserves excluding revaluation reserves							3 849.58
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	7.48	8.71		11.72	12.13		29.74
	Fully Diluted	6.81	7.18		10.68	9.71		24.64
12	Aggregate of Public Shareholding							
	- Number of Shares	11 51 46 497	8 22 59 620		11 51 46 497	8 22 59 620		8 27 49 196
	- Percentage of shareholding	51.42%	39.67%		51.42%	39.67%		37.13%

NOTES:

1 The figures for the corresponding year have been restated wherever necessary to make them comparable.

2 Pursuant to the scheme of amalgamation and arrangement between Reliance Capital Ventures Limited ("RCVL"), the Company and their respective shareholders and Creditors ("Scheme"), RCVL stands amalgamated with the Company with effect from July 17, 2006. Accordingly, due effect of the amalgamation has been given to the accounts of the company for the period ending September 30, 2006.

3 Pursuant to the amalgamation of Reliance Capital Ventures Limited with the Company, a total of 6,11,56,521 shares have been alloted to the shareholders of RCVL in the ratio of 5 shares of RCL for every 100 shares of RCVL on August 7, 2006 and 6,00,89,966 shares held by RCVL in RCL has been cancelled in terms of the Scheme of amalgamation and arrangement. RCL's paid up capital has accordingly increased by Rs. 1,06,65,550 to Rs. 224,45,99,000.

4 The company is mainly in the financial services business. All other activities of the company revolve around the main business. As such, there are no separate reportable segments as per the Accounting Standard on Segment Reporting (AS 17).

5 The number of investor complaints pending as on June 20, 2006 were nil, the complaints received during the period July 1, 2006 to September 30, 2006 were 234, the complaints resolved during the period were 234 and pending unresolved as of September 30, 2006 were nil.

6 The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the company.

7 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 26, 2006 approved the above results and its release.

for RELIANCE CAPITAL LIMTED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 26, 2006

RELIANCE CAPITAL LIMITED

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended 30-Sep-06	Quarter Ended 30-Sep-05	% Change	Half Year Ended 30-Sep-06	Half Year Ended 30-Sep-05	% Change	Accounting Year Ended 31-Mar-06
1	Income from Operations	536.51	246.16	118%	892.70	383.25	133%	946.48
2	Other Miscellaneous Income	0.35	0.01		0.35	0.08		0.57
3	Total Expenditure							
	a) Staff Cost	38.37	5.66		61.29	13.60		44.57
	b) Other expenditure	126.79	9.70		210.21	17.92		72.61
	c) Premium paid on Reinsurance Ceded	102.50	17.03		199.42	52.74		109.26
	d) Claims Incurred	45.71	15.10		58.40	22.66		34.44
4	Interest & Finance Charges	5.24	10.27		11.76	37.75		45.20
5	Depreciation	2.24	7.21		3.99	14.38		25.55
6	Profit before Tax (1+2-3-4-5)	216.02	181.20		347.99	224.28		615.42
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	28.95	9.78		47.74	15.16		34.97
	Deferred Tax	(0.16)	(0.20)		(0.25)	(0.41)		(0.52)
8	Net Profit after Tax (6 - 7)	187.23	171.62		300.50	209.53		580.97
9	Excess / (Short) Provision for tax of earlier years	-	-		-	1.59		0.88
		187.23	171.62		300.50	211.12		581.85
10	Less: Minority Interest	(0.29)	1.09		-	2.82		3.59
11	Net Profit after Minority Interest	187.52	170.53		300.50	208.30		578.26
12	Share of Profit / (Loss) of Associates	4.48	(0.69)		4.54	(1.11)		0.20
13	Loss on sale of Investment in Associate	-	7.09		-	7.09		7.09
14	Net Profit after Minority Interest and Share of Profit of Associates	191.99	162.75	18%	305.03	200.10	52%	571.37
15	Paid-up Share Capital Equity Share of Rs.10 each	224.46	207.90		224.46	207.90		223.40
16	EPS for the period and for the year (Rs.)							
	Basic	8.59	9.00		13.66	13.00		31.61
	Diluted	7.83	7.42		12.45	10.41		26.19

NOTES:

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.), Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd.

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., WorldTel Holding Ltd., Viscount Management (Alpha) Services Ltd., Viscount Management Services Ltd., Ammolite Holdings Ltd. However the accounts of WorldTel Holding Ltd. have not been considered as the same are under compilaton.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMTED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 26, 2006

RELIANCE CAPITAL LIMITED

CONSOLIDATED SEGMENT REPORTING FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores)

Sr No	Particulars	Quarter Ended 30-Sep-06	Quarter Ended 30-Sep-05	Half Year Ended 30-Sep-06	Half Year Ended 30-Sep-05	Accounting Year Ended 31-Mar-06
1	Segment Revenue:					
a	Finance & Investments	222.83	181.28	355.25	246.87	652.02
b	Asset Management	47.34	18.88	88.24	33.35	93.49
c	General Insurance	266.95	46.40	449.82	103.90	202.70
		537.12	246.56	893.31	384.12	948.21
	Less: Inter segment	(0.26)	0.39	0.26	0.79	1.16
	Net Sales	536.86	246.17	893.05	383.33	947.05
2	Segment Results:					
a	Finance & Investments	185.13	161.42	289.17	192.04	550.61
b	Asset Management	26.46	10.97	53.09	16.14	43.77
c	General Insurance	4.43	8.81	5.74	16.10	21.04
	Profit before Tax	216.02	181.20	347.99	224.28	615.42
3	Capital Employed:					
a	Finance & Investments	4,661.48	3,680.10	4,661.48	3,680.10	4,467.35
b	Asset Management	115.12	59.74	115.12	59.74	89.11
c	General Insurance	411.91	241.85	411.91	241.85	250.25
	Total	5,188.50	3,981.69	5,188.50	3,981.69	4,806.72

NOTES:

1 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

2 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance

3 Since all the operations of the Company are conducted within India, there is no separate reportable

4 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMTED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 26, 2006

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF Rs 893 CRORE (US$ 192.5 MILLION) FOR THE HALF YEAR– AN INCREASE OF 133%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF Rs 305 CRORE (US$ 65.8 MILLION) FOR THE HALF YEAR– AN INCREASE OF 52%

CONSOLIDATED FULLY DILUTED EARNINGS PER SHARE OF Rs 12.45 (US$ 0.30) FOR THE HALF YEAR – AN INCREASE OF 20%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF Rs 537 CRORE (US$ 115.7 MILLION) FOR THE QUARTER– AN INCREASE OF 118%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF Rs 192 CRORE (US$ 41.4 MILLION) FOR THE QUARTER – AN INCREASE OF 18%

NET WORTH OF Rs 4,927 CRORE (US$ 1.07 BILLION) - ON CONVERSION OF OUTSTANDING EQUITY WARRANTS

Mumbai, 26th October 2006: Reliance Capital Limited (RCL) today announced its unaudited financial results for the half year ended Sept ember 30, 2006. The performance highlights are:

- **Total Income of Rs 355 crore** (US$ 76.6 million), against Rs 247 crore in the corresponding previous period, **an increase of 44%**
- **Cash Profit of Rs 265 crore** (US$ 57.1 million), against Rs 200 crore in the corresponding previous period, **an increase of 32%**
- **Net Profit of Rs 262 crore** (US$ 56.4 million), against Rs 187 crore in the corresponding previous period, **an increase of 40%**
- **Fully Diluted Earning per share (EPS) of Rs 10.68** (US$ 0.23), against Rs 9.71 in the corresponding previous period, **an increase of 10%**
- **Consolidated Total Income of Rs 893 crore** (US$ 192.5 million), against Rs 383 crore in the corresponding previous period, **an increase of 133%**
- **Consolidated Net Profit of Rs 305 crore** (US$ 65.8 million), against Rs 200 crore in the corresponding previous period, **an increase of 52%**
- **Consolidated Fully Diluted Earning per share (EPS) of Rs 12.45** (US$ 0.30), against Rs. 10.41 in the corresponding period previous year, **an increase of 20%**
- **Total Assets of the company stood at Rs 4,662 crore** (US$ 1.01 billion)

Net worth:

As on September 30, 2006, the net worth of the company stood at Rs 4,432 crore (US$ 964 million). On conversion of outstanding equity warrants, **the net worth will increase to over Rs 4,927 crore (US$ 1.07 billion).**

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company is virtually debt free and has a debt equity ratio of 0.05 as on September 30, 2006, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on September 30, 2006, the **total assets of the company stood at Rs 4,662 crore (US$ 1.01 billion).**

The investment portfolio as on September 30, 2006, amounted to Rs 2,553 crore (US$ 555.5 million), at cost.

The company has **no Non-performing Assets**, and it has **not raised any fixed deposits** from the public.

Pursuant to the scheme of amalgamation and arrangement between Reliance Capital Ventures Limited ("RCVL"), the Company and their respective shareholders and Creditors ("Scheme"), RCVL stands amalgamated with the Company with effect from July 17, 2006. Consequently the share capital of the company has increased by Rs 1.07 crores to Rs 224.46 crores.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 28,648 crore (US$ 6.2 billion)** as on September 30, 2006 from Rs 14,421 crore as on September 30, 2005, **an increase of 99%**. The number of investors increased to **24 lakhs** as on September 30, 2006, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs 35 crore (US$ 7.5 million)** for the period under review, an **increase of 169%**

Reliance Life Insurance

The **Premium Income** was **Rs 267 crore (US$ 57.6 million)** for the period under review as against Rs. 87 crore (US$ 18.9 million) in the corresponding previous period, **an increase of 207%.**

Reliance Life offers 17 products, of which 13 are targeted to individuals and 4 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the quarter ended September 30, 2006 was **Rs 377 crore (US$ 81.3 million)** as against Rs. 76 crore (US$ 16.5 million) in the corresponding previous period, **an increase of 396%.**

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Other Businesses

RCL is finalizing plans for its stock broking, distribution of financial products businesses and consumer finance, which will be launched in the current financial year.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 28, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time.	Clause 47C of the listing agreement	28-10-2006 BSE & NSE
2.	Secretarial Audit – Integrity of Capital	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002	28-10-2006 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 28, 2006

Mr. Ajith Sawant
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Certificate under Clause 47(c) of the Listing Agreement

We enclose herewith a certificate for the half-year ended September 30, 2006 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

bhupendra k. shroff
m.com., ll.b. (advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thackersey marg,
bombay 400 020.
tel.: 2035948 O 2031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad – 500 081' has in relation to the half-year ended on September 30, 2006, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date: October 28, 2006

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

TRANSMISSION VERIFICATION REPORT

TIME : 28/10/2006 15:14
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	28/10 15:13
FAX NO./NAME	924976351
DURATION	00:00:40
PAGE(S)	02
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 27, 2006

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital
Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended September 30, 2006, issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on October 26, 2006 and was duly noted by the Board.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above
cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai - 400 013

The Secretary
Central Depository Services (India) Limited
28th Floor, P.J. Towers,
Dalal Street,
Mumbai – 400 001

The Board of Directors
Reliance Capital Limited
Village Meghpar / Padana
Taluka Lalpur
Dist Jamnagar
Gujarat - 361280

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Capital Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2006**
2	ISIN	INE013A01015
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar, Gujarat - 361280
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Mumbai - 400033
7	Telephone & Fax Nos.	Tel. No.: 022 - 30327841 & Fax. No.: 022 - 303272
8	Email address	NA
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	28 53 66 972	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	22 39 32 800	78.472
12	Held in dematerialised form in CDSL	35 23 501	01.235
13	Held in dematerialised form in NSDL	21 11 63 961	73.997
14	Physical	92 45 338	03.240
15	Total No. of Shares (12+13+14)	22 39 32 800	78.472

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between:

a) (10&11): Forfeiture, Annulment of Forfeited Shares and cancellation of shares upon amalgamation

b) (10&15): Forfeiture, Annulment of Forfeited Shares and cancellation of shares upon amalgamation

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	38,00,000	YES	BSE & NSE See Note	YES	YES	NA
Allotment of Equity Shares on Conversion of Warrants	1,55,00,000	YES	BSE & NSE See Note	YES	YES	NA
Allotment of equity shares pursuant to the Amalgamation and Arrangement of Reliance Capital Ventures Limited with the Company	6,11,56,521	YES	BSE & NSE	YES	YES	NA
Cancellation of equity shares pursuant to the Amalgamation and Arrangement of Reliance Capital Ventures Limited with the Company	6,00,89,966	YES	BSE & NSE	YES	YES	NA

Note :

During the quarter 38,00,000 equity shares allotted on 22nd August, 2005 and 1,55,00,000 equity shares allotted on 31st March 2006 upon conversion of warrants were listed for trading on the BSE w.e.f. 16-8-2006 and 21-8-06 and on the NSE w.e.f. 16-8-2006 and 21-8-06 respectively.

*** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES

if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of	No. of shares	Reasons for delay
Confirmed After 21 Days	38	2 957	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**38**	**2 957**	
Pending for more than 21 days	2	181	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**2**	**181**	

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 14/10/2006

TRANSMISSION VERIFICATION REPORT

TIME : 28/10/2006 11:45
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	28/10 11:44
FAX NO./NAME	922723121
DURATION	00:01:30
PAGE(S)	04
RESULT	OK
MODE	FINE ECM